GP NURMENKARI, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68538

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GP NURMENKARI INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Elizabeth Street, Sono Square, Suite 1 J
(No. and Street)

Norwalk (City) CT (State) 06854 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Barnett (212)490-3113
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103 (Address) Iselin (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Albert Pezone _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
GP NURMENKARI INC. _____ , as

of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

CEO 2/25/19

Title



02-25-19

Notary Public

FAUL REYES
Notary Public
Connecticut
My Commission Expires Nov 30,

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

berkower

Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder of
GP Nurmenkari, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GP Nurmenkari, Inc. (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2019

Miami • Los Angeles • Cayman Islands

GP NURMENKARI, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	46,292
Deposits with and receivables from clearing organizations		35,084
Furniture and equipment at cost, net of accumulated depreciation ($22,882)		3,122
Prepaid expenses and other assets		51,065
TOTAL ASSETS	$	135,563

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	43,268
TOTAL LIABILITIES		43,268

Stockholder's equity

Common stock – authorized 200 shares non par	
200 shares issued and outstanding	-
Additional paid-in capital	120,430
Stockholder distributions	(733,304)
Retained earnings	705,169
Total stockholder's equity	92,295

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	135,563

The accompanying notes are an integral part of this statement

1. Organization and nature of business

GP Nurmenkari, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from SEC customer protection rules under Paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company is a New York corporation established on January 7, 2010.

2. Significant Accounting Policies

Basic of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements of securities, selling corporate debt securities, and retailing corporate equity securities over the counter on a fully disclosed basis through a clearing broker.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned, at fair value

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

4. Concentration of Credit Risk

The Company maintains its cash and cash equivalents in bank deposit accounts. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may exceed FDIC insured limits. The Company has not experienced any losses in such accounts.

5. Commitments and contingencies

The Company entered into a new lease of office space for an initial   term of twelve (12) months commencing on March 1, 2018 and expiring on February 28, 2019.

In the ordinary course of business, the Company may from time to time have legal claims made against it, both asserted and unasserted. The Company believes that, as of December 31, 2018, there are no claims, either asserted or unasserted, that require either to be disclosed herein or to be reserved for in these financial statements.

6. Depreciation

Property and equipment are stated at cost and recorded net of accumulated depreciation using straight line with estimated useful lives of five to seven years.

Property and equipment as of December 31, 2018 consisted of office furniture and equipment at a cost of $26,004. Depreciation expense for the year was $3,953.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and minimum dollar amount of net capital requirement is $5,000. At December 31, 2018, the Company's minimum capital requirement was $5,000. The company's aggregate indebtedness to net capital ratio was 3.51to 1 and the Company had net capital of $12,325 which exceeded the minimum required dollar amount by $7,325.

8. Income taxes

The Company has elected to be taxed as an S corporation. Accordingly, the Company's income and loss is passed through to the Shareholder. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

There are no uncertain tax positions in the Company's tax filings, and there are no current tax audits pending. The Corporate tax returns are open for audit for a period of three years from the date of filing.

GP NURMENKARI, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2018

9. Rule 15C3-3

The Company is exempt from the provisions of Rule 15C3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

10. Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic 842). ASU 2016-2 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, inclusive of those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for certain companies (including the Company) for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company believes this new standard will have no material impact on its financial position and results of operations.

11. Subsequent Events

The Company has evaluated subsequent events from December 31, 2018 through the date these financial statements were issued.